SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

News Release September 20, 2002

Stora Enso sells forest assets in the USA

HELSINKI, Finland - Stora Enso (NYSE:SEO) today announced that Stora Enso North America has signed an agreement to sell approximately 300 000 acres (125 000 hectares) of its North American forestland to Plum Creek Timber Company, Inc. The value of the sale is EUR 151 million (USD 142 million) to be paid in cash. The sale is in line with the earlier announcement regarding restructuring of forest ownership in Finland and the USA. The transaction is expected to be closed in the fourth quarter of 2002.

The capital gain at operating profit level will be about EUR 52 million (USD 49 million). The profit will be entered as a non-recurring item in the fourth quarter of 2002 and will amount to about EUR 0.04 per share.

The transaction consists of timberland in northern Wisconsin and in the Upper Peninsula of Michigan. After the sale, Stora Enso North America still owns 16 000 acres (6 500 hectares) of forestland in Minnesota, and the process to divest it continues.

Stora Enso North America expects to reach an agreement with Plum Creek Timber Company, Inc regarding wood supply from the acreage being sold.

Please note that the values in euros are calculated assuming that an average EUR/USD exchange rate is 0.9400.

For further information, please contact:

Björn Hägglund, Deputy Chief Executive Officer, tel. +46 70 528 2785
Kai Korhonen, Senior Executive Vice President, Stora Enso North America,
tel. +1 715 422 4039
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 7799 348 197
Keith Russell, Senior Vice President, Investor Relations, tel. +44 208 432 1552
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. +1 715 422 4023

www.storaenso.com

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

www.storaenso.com/investors

Stora Enso North America is a division of Stora Enso Oyj. The division is North America’s leading producer of coated and supercalendered printing papers for the printing and publishing industries. In addition, Stora Enso North America is a premier producer of speciality papers, and manufactures paperboards and paperboard products. The division produces elemental chlorine-free kraft pulp, totally chlorine-free mechanical pulp and recycled pulp from printed, preconsumer and postconsumer scrap paper.

Stora Enso North America has papermaking operations at Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin; Duluth, Minnesota, and Port Hawkesbury, Nova Scotia, Canada.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: September 20, 2002